14041326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51876 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Resources Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Place
(No. and Street)

| Peabody | MA | 01960 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Phillips (978) 536-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

| PMB 335, 123 Nashua Road, Unit 17 | Londonderry | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, James Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Resources Investment Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK P. MCGINN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 4, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## FINANCIAL STATEMENT

## JUNE 30, 2014

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Retirement Resources Investment Corporation

We have audited the accompanying statement of financial condition of Retirement Resources Investment Corporation (a Massachusetts corporation) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Retirement Resources Investment Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Retirement Resources Investment Corporation as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 12, 2014

**RETIREMENT RESOURCES INVESTMENT CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF JUNE 30, 2014**

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 92,387 |
| Receivables from broker-dealers and clearing organizations | 6,546 |
| Other receivables | 41,278 |
| Deposit with clearing organization | 15,000 |
| Other deposits | 10,000 |
| Prepaid expenses | 15,482 |
| Furniture and equipment at cost, less, accumulated depreciation ($29,681) | 7,334 |
| Total assets | $ 188,027 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses, and other liabilities | $ 18,858 |
| Sub-lease deposit | 1,645 |
| Total liabilities | 20,503 |
| Stockholder's equity: | |
| Common stock, no par value, shares authorized 200,000; 10,000 issued and outstanding shares | 1,000 |
| Additional paid-in capital | 55,880 |
| Retained earnings | 110,644 |
| Total stockholder's equity | 167,524 |
| Total stockholder's equity and liabilities | $ 188,027 |

The accompanying notes are an integral part of these financial statements.

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## NOTES TO FINANCIAL STATEMENTS

## JUNE 30, 2014

### NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**
The Company was incorporated in Massachusetts on April 15, 1999. It serves as a broker/dealer in securities and provides retirement services to its clients through its office in Peabody, MA. Related commission revenue and expenses are recorded on a trade date basis.

**Fixed Assets**
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Compensated Absences**
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

**Management's Review for Subsequent Events**
Management had evaluated subsequent events through August 12, 2014, the date which the financial statements were available to be issued.

### NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

## NOTE 2- INCOME TAXES (Continued)

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at June 30, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at June 30, 2014.

## NOTE 3- 401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $0 for the year ended June 30, 2014. The Company did make contributions to the 401(k) plan under the Safe Harbor Rules of 3% of the employees' compensation.

## NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $93,430 at June 30, 2014, this exceeded required net capital of $5,000 by $88,430. The ratio of aggregate indebtedness to net capital at June 30, 2014 was 21.9%.

## NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payments of all non-cancelable operating leases for the next two years are as follows:

| Year Ending June 30, | Amount |
|---|---|
| 2015 | 30,529 |
| 2016 | 2,550 |
| Total | $ 33,079 |

## NOTE 5- COMMITMENTS AND CONTINGENCIES (continued)

A portion of the Company's leased office space is subleased to an unrelated party under a noncancelable lease that expires at the same time in 2015 as the Company's lease. The Company's lease expense will be offset by payments due under the sublease as follows:

| Year Ending June 30, | Amount |
|---|---|
| 2014 | $ 13,738 |
| 2015 | 1,148 |
| Total | $ 14,886 |

## NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

# RETIREMENT RESOURCES INVESTMENT CORPORATION

## SUPPLEMENTARY SCHEDULE

## FOR THE YEAR ENDED JUNE 30, 2014

## SCHEDULE I

## RETIREMENT RESOURCES INVESTMENT CORPORATION

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

**June 30, 2014**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 167,524 |
| Total nonallowable assets from statement of financial condition | (74,094) |
| Net capital before haircuts on securities positions | 93,430 |
| Haircuts on securities | - |
| Net capital | 93,430 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 20,503 |
| Total aggregate indebtedness | $ 20,503 |
| Percentage of aggregate indebtedness to net capital | 21.9% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 1,367 |
| Minimum dollar net capital requirement of reporting broker or deal | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 88,430 |
| Excess net capital at 1000% | $ 91,380 |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2014.